UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 5


                    under the Securities Exchange Act of 1934

                              LEVEL 8 SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   52729M 10 2
                       -----------------------------------
                                 (CUSIP Number)

                                MR. YOSSI SHEMESH
                               LIRAZ SYSTEMS LTD.
                                3 AZRIELI CENTER
                             67023 TEL AVIV, ISRAEL
                            TELEPHONE: 972-3-6075454

                                 WITH COPIES TO:

                          BRURIA GROSS-PRUSHANSKY, ESQ.
                           FORMULA SYSTEMS (1985) LTD.
                               3 HAGALIM BOULEVARD
                              46725 HERZLIA, ISRAEL
                            TELEPHONE : 972-9-9598877

                             EDWARD W. KERSON, ESQ.
                             RABINOWITZ & KERSON LLP
                           161 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10013
                            TELEPHONE: (212) 768-1666

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 29, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729 M 10 2                                            Page 2 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LIRAZ SYSTEMS LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION       Israel


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF               -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        680,363 (PLUS  AN  ADDITIONAL  NUMBER  OF  SHARES THAT, WHEN
                    ADDED TO THE SHARES  BENEFICIALLY  OWNED BY AFFILIATES, DOES
  OWNED BY          NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

    EACH
               -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER

   PERSON                 -0-

    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    680,363 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     680,363 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6% (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC

--------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                            Page 3 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FORMULA SYSTEMS (1985) LTD.


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION       ISRAEL


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF               -0-

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        680,363 (PLUS  AN  ADDITIONAL  NUMBER  OF  SHARES THAT, WHEN
                    ADDED TO THE SHARES  BENEFICIALLY  OWNED BY AFFILIATES, DOES
  OWNED BY          NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

    EACH
               -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
                          -0-
   PERSON

    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    680,363 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     680,363 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                            Page 4 of 12


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6% (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC


-------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                            Page 5 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ADVANCED SYSTEMS EUROPE B.V.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION    NETHERLANDS


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF               -0-


   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        0 (PLUS AN  ADDITIONAL NUMBER OF  SHARES THAT, WHEN ADDED TO
                    THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED
  OWNED BY          EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

    EACH
               -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
                          -0-
   PERSON

    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (PLUS AN ADDITIONAL NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY AFFILIATES, DOES NOT EXCEED 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 52729 M 10 2                                           Page 6 of 12

Item 1.  Security and Issuer

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8").

      This Schedule 13D is being filed to amend the Schedule 13D filed with regard to shares of Level 8 beneficially owned by Liraz Systems Ltd. ("Liraz"), Advanced Systems Europe B.V. ("Advanced Systems"), and Formula Systems (1985) Ltd. filed March 9, 1999, as amended on November 8, 2000, on November 19, 2001, on June 4, 2002, and on June 13, 2002 . This Schedule 13D, as amended through June 13, 2002, is unchanged, except as otherwise set forth in this amendment.

Item 3.  Source and Amount of Funds or Other Consideration

      On August 14, 2002, Liraz and Advanced Systems agreed to engage in the transactions described under "August Transactions" in Item 4 below, which included the purchase by Liraz, for $125,000, of 125 shares of Level 8's Series C Preferred Stock (as defined in Item 4 below) and a Series C Warrant (as defined in Item 4 below) to purchase an aggregate of 82,237 shares of Common Stock for $.38 a share. The source of the $125,000 was Liraz's working capital. See "August Transactions" in Item 4 below.

Item 4.  Purpose of Transaction

Sales in June 2002

     On June 12, 2002, June 17, 2002, June 18, 2002, June 20, 2002, and June 21,
2002, Advanced Systems sold an aggregate of 153,857 shares of Common Stock to raise capital for general business purposes, including financing of the business of BluePhoenix Solutions BV, a wholly-owned subsidiary of Advanced Systems that acquired Level 8's AppBuilder business in October 2001.

August Transactions

      On August 14, 2002, Level 8 issued and sold to various purchasers, including Liraz, for an aggregate consideration of $1,590,000, an aggregate of 1,590 shares of Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") and warrants (the "Series C Warrants") to purchase an aggregate of 1,046,053 shares of Common Stock for $.38 a share. Liraz purchased, for $125,000, 125 shares of the Series C Preferred Stock and a Series C Warrant to purchase an aggregate of 82,237 shares of Common Stock.

      Each share of Series C Preferred Stock has a liquidation preference of $1,000 and is convertible into approximately 2,632 shares of Common Stock (i.e., a conversion price of $.38 a share), and all 1,590 shares have an aggregate liquidation preference of $1,590,000 and are convertible into an aggregate of 4,184,211 shares of Common Stock. The Series C Preferred Stock and the Series C Warrants provide (the "Restriction on Conversion Provision") they are not convertible into or exerciseable for shares of Common Stock, if, as a result of such conversion or exercise, the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates would exceed 4.99% of the outstanding shares of Common Stock, until and unless the holder gives Level 8 at least 65 days prior written notice that it wishes to waive this provision (a "Waiver Notice"). As of the date of this amendment, Liraz has not given Level 8 a Waiver Notice with respect to the Series C Preferred Stock or Series C Warrant, and, therefore, does not beneficially own any shares of Common Stock issuable upon conversion or exercise of the Series C Preferred Stock or Series C Warrant, to the extent such shares, when added to the shares of Common Stock

CUSIP No. 52729 M 10 2                                            Page 7 of 12


beneficially owned by Liraz and its affiliates, exceed 4.99% of the outstanding shares of Common Stock.

      In connection with the sale of the Series C Preferred Stock and Series C Warrants, Level 8 agreed with the existing holders of its Series A1 Preferred Stock and Series B1 Preferred Stock (collectively, the "Existing Preferred Stockholders"), in exchange for their waiver of certain antidilution and other provisions, to re-price an aggregate of 1,801,022 warrants (the "Exchange Warrants") to purchase Common Stock held by some of the Existing Preferred Stockholders (not including the Reporting Persons) from an exercise price of $1.77 to $.38 a share, and to enter into an exchange agreement with all the Existing Preferred Stockholders (the "Exchange Agreement") providing for the issuance of 11,570 shares of Series A2 Preferred Stock and 30,000 shares of Series B2 Preferred Stock, respectively, in exchange for, and at the same conversion prices as, the same number of shares Series A1 Preferred Stock and Series B1 Preferred Stock. On August 29, 2002, the parties executed and delivered the Exchange Agreement. Under the Exchange Agreement, Advanced Systems exchanged 10,000 shares of Series A1 Preferred Stock for 10,000 shares of Series A2 Preferred Stock.

      Under the Exchange Agreement, Level 8 is permitted to issue equity securities representing aggregate proceeds of up to $5.0 million without triggering the antidilution provisions of the Series A2 Preferred Stock and Series B2 Preferred Stock. Following the sale of the Series C Preferred Stock, the Company may issue up to an additional $3.41 million in equity securities. In that connection, Level 8 has agreed to issue on a pro rata basis warrants to purchase up to an aggregate of 4.6 million shares of Common Stock to the Existing Preferred Stockholders as and when Level 8 closes financing transactions up to the $5.0 million ceiling (including, for these purposes, the issuance and sale of the Series C Preferred Stock and Series C Warrants pursuant to the Purchase Agreement). In addition, Level 8 has agreed to issue to the Existing Preferred Stockholders on a pro rata basis a warrant to purchase one share of Common Stock for each warrant to purchase one share of Common Stock Level 8 issues to any third-party lender in connection with a qualified loan transaction. Each warrant referred to in this paragraph (the "Financing Warrants") will have the same exercise price as the exercise price of the warrant, or equity security, Level 8 issues in connection with the related financing or loan transaction. As a consequence of the transactions contemplated by the Purchase Agreement, Level 8 is required to issue Financing Warrants to Advanced Systems to purchase up to an aggregate of 259,291 shares of Common Stock for $.38 a share. Level 8 is required to obtain the approval of its stockholders and to amend its certificate of incorporation to increase its authorized shares of Common Stock available for issuance upon exercise of any Financing Warrants.

      Each of the Series A2 Preferred Stock, the Series B2 Preferred Stock, the Exchange Warrants, and the Financing Warrants contains or will contain a provision substantially the same as the Restriction on Conversion Provision. As of the date of this amendment, neither Liraz nor Advanced Systems has given Level 8 a Waiver Notice with respect to the Series A2 Preferred Stock or the Financing Warrants, and, therefore, neither beneficially owns any shares of Common Stock issuable upon conversion or exercise of the Series A2 Preferred Stock or Financing Warrants, to the extent such shares, when added to the shares of Common Stock beneficially owned by Liraz, Advanced Systems, and their affiliates, exceed 4.99% of the outstanding shares of Common Stock.

      In connection with the transactions contemplated by the Purchase Agreement and the Exchange Agreement, Level 8 has agreed to register for resale under the Securities Act of 1933 the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the Series A2 Preferred Stock, and the Series B2 Preferred Stock, and upon exercise of the Series C Warrants, the Exchange Warrants, and the Financing Warrants.

      Level 8 is obligated to repay a portion of its bank indebtedness, which Liraz has guaranteed, equal to 10% of the proceeds of the transactions contemplated by the Purchase Agreement, less $50,000.

CUSIP No. 52729 M 10 2                                            Page 8 of 12


Item 5.  Interest in Securities of the Issuer

      On June 12, 2002, June 17, 2002, June 18, 2002, June 20,2002, and June 21,
2002, Advanced Systems sold an aggregate of 153,857 shares of Common Stock for an aggregate of $65,277 in open-market transactions as detailed below:




Date           Seller              Number of     Average price per share    Total Price
----           ------              Shares Sold   (excluding commissions)    excluding commissions)
                                   -----------   -----------------------    ----------------------
June 12, 2002  Advanced Systems          49,200                   $0.60                    $29,522
June 17, 2002  Advanced Systems          10,000                   $0.49                     $4,900
June 18, 2002  Advanced Systems           9,600                   $0.46                     $4,416
June 20, 2002  Advanced Systems          55,900                   $0.38                    $21,370
June 21, 2002  Advanced Systems          29,157                   $0.37                    $10,798
                                        -------                                            -------
Total                                   153,857                                            $71,006
                                        -------                                            -------


      As a consequence of these transactions and the transactions described under "August Transactions" in Item 4 above, Liraz directly owns 680,363 shares of Common Stock, and Advanced Systems no longer directly owns any shares of Common Stock. Liraz and Formula may be deemed to share power to vote and to dispose ofthe 680,363 shares Liraz directly owns . Accordingly, Liraz and Formula may each be deemed to beneficially own these 680,363 shares of Common Stock, or 3.6% of the outstanding shares of Common Stock.

      In addition, the Reporting Persons may be deemed to share power to vote and to dispose of, and to beneficially own, a portion of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock or Series A2 Preferred Stock, or upon exercise of the Series C Warrants or Financing
Warrants, the respective Reporting Persons beneficially own. However, as a consequence of the Restriction on Conversion Provisions (and similar provisions of the Series A2 Preferred Stock and, when issued, the Financing Warrants), on August 29, 2002, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, and, since that date, none of the Reporting Persons has beneficially owned more than 4.99% of the outstanding shares of Common Stock.

      Except as set forth above, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule A, beneficially own any shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

         99.1 Joint Filing Agreement dated September 3, 2002 regarding the filing of this Schedule, attached hereto.

         99.2 Securities Purchase Agreement by and among Level 8 Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to Form 8-K of Level 8 Systems, Inc. filed on August 27, 2002 (the "August 27 8-K")).

CUSIP No. 52729 M 10 2                                            Page 9 of 12


         99.3  Form of Warrant  dated as of August 14, 2002  issued  pursuant to
               Exhibit  99.2  (incorporated  by  reference  to  Exhibit  10.2 to
               Exhibit 10.2 to the August 27 8-K).

         99.4 Registration Rights Agreement dated as of August 14, 2002 by and among Level 8 Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 4.1 to the August 27 8-K).

         99.5 Agreement dated as of August 14, 2002 by and among Level 8 Systems, Inc. and the holders of Series A1 Preferred Stock and Series B1 Preferred Stock (incorporated by reference to Exhibit
               10.3 to the August 27 8-K).

         99.6 Certificate of Designation relating to the Series A2 Convertible Redeemable Preferred Stock of Level 8 Systems, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K of Level 8 Systems, Inc. filed on August 30, 2002 (the "August 30 8-K")).

         99.7 Exchange Agreement dated as of August 29, 2002 among Level 8 Systems, Inc. and the investors named on the signature pages thereof (incorporated by reference to Exhibit 10.1 to the August 30 8-K).

         99.8 Registration Rights Agreement dated as of August 29, 2002 among Level 8 Systems, Inc. and the investors named on the signature pages thereof (incorporated by reference to Exhibit 10.4 to the August 30 8-K).

CUSIP No. 52729 M 10 2                                           Page 10 of 12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 3, 2002.

                                    LIRAZ SYSTEMS LTD.
                                    ADVANCED SYSTEMS EUROPE B.V.
                                    FORMULA SYSTEMS (1985) LTD.


                                    By: LIRAZ SYSTEMS LTD.


                                    By: /s/Yossi Shemesh/Arie Kilman
                                        ----------------------------
                                    Printed Name:  Yossi Shemesh/Arie Kilman

                                    Title:  Chief Executive Officer/Chairman

                                    For itself and on behalf of  each of
                                    Formula  Systems  (1985)  Ltd. and Advanced
                                    Systems Europe B.V. pursuant to the
                                    agreement  annexed  hereto as  Exhibit 99.1.

CUSIP No. 52729 M 10 2                                           Page 11 of 12

                                  Exhibit Index

99.1 Joint Filing Agreement dated as of September 3, 2002 regarding the filing of this Schedule, attached hereto.

99.2 Securities Purchase Agreement by and among Level 8 Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to Form 8-K of Level 8 Systems, Inc. filed on August 27, 2002 (the "August 27 8-K")).

99.3   Form of Warrant  dated as of August 14, 2002  issued  pursuant to Exhibit
       99.2 (incorporated by reference to Exhibit 10.2 to Exhibit 10.2 to the August 27 8-K).

99.4 Registration Rights Agreement dated as of August 14, 2002 by and among Level 8 Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 4.1 to the August 27 8-K).

99.5 Agreement dated as of August 14, 2002 by and among Level 8 Systems, Inc. and the holders of Series A1 Preferred Stock and Series B1 Preferred Stock (incorporated by reference to Exhibit 10.3 to the August 27 8-K).

99.6 Certificate of Designation relating to the Series A2 Convertible Redeemable Preferred Stock of Level 8 Systems, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K of Level 8 Systems, Inc. filed on August 30, 2002 (the "August 30 8-K")).

99.7 Exchange Agreement dated as of August 29, 2002 among Level 8 Systems, Inc. and the investors named on the signature pages thereof (incorporated by reference to Exhibit 10.1 to the August 30 8-K).

99.8 Registration Rights Agreement dated as of August 29, 2002 among Level 8 Systems, Inc. and the investors named on the signature pages thereof (incorporated by reference to Exhibit 10.4 to the August 30 8-K).

CUSIP No. 52729 M 10 2                                           Page 12 of 12

Exhibit 99.1

                                  AGREEMENT OF
               LIRAZ SYSTEMS LTD., FORMULA SYSTEMS (1985) LTD.AND
                          ADVANCED SYSTEMS EUROPE B.V.

                            Pursuant to Rule 13d-1(k)

           The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit 99.1 may be filed by Liraz Systems Ltd. on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  September 3, 2002.

                                    LIRAZ SYSTEMS LTD.

                                    By: /s/ Yossi Shemesh/Arie Kilman
                                        ------------------------------
                                    Printed Name: Yossi Shemesh/Arie Kilman
                                    Title:  Chief Executive Officer/Chairman


                                    ADVANCED SYSTEMS EUROPE B.V.

                                    By: /s/Yossi Shemesh/Yoel Amir
                                        --------------------------
                                    Printed Name: Yossi Shemesh/Yoel Amir
                                    Title: Director/Chief Executive Officer


                                    FORMULA SYSTEMS (1985) LTD.

                                    By: /s/ Dan Goldstein
                                        -----------------
                                    Printed Name: Dan Goldstein
                                    Title:  Chairman  of  the  Board  and
                                              Chief Executive Officer